

VIA FACSIMILE AND U.S. MAIL

March 20, 2007

Mr. Richard H. Fearon
Executive Vice President - Chief Financial and Planning Officer
Eaton Corporation
1111 Superior Avenue
Cleveland, OH 44114-2584

      RE: Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 1-1396

Dear Mr. Fearon:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006</u>

<u>Exhibit 24 – Power of Attorney</u>

1. Exhibit 24, as filed, does not appear to have been signed by your directors. As a result, it appears that the Form 10-K has not been signed by a majority of the directors as required by General Instruction D to Form 10-K. Please file an amended Form 10-K that includes a power of attorney signed by your directors. Please also confirm, if true, that the omission of the signatures was an error in the filing process and that your directors have actually signed the original power of attorney.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief